File No. 70-9787
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ________________________________________________
                         POST-EFFECTIVE AMENDMENT NO. 4
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ________________________________________________
                               Emera Incorporated
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada
                                     B3J 2W5

                             Emera US Holdings Inc.
                                BHE Holdings Inc.
                               1209 Orange Street
                        New Castle, Wilmington, DE 19801

                          Bangor Hydro-Electric Company
                               Bangor Var Co. Inc.
                            Bangor Energy Resale Inc.
                              Bangor Fiber Co. Inc.
                                 Bangor Line Co.
                                 CareTaker, Inc.
                     The Pleasant River Gulf Improvement Co.
                               The Sebois Dam Co.
                           East Branch Improvement Co.
                             Godfrey's Falls Dam Co.
                    The Sawtelle Brook & Dam Improvement Co.
                                 33 State Street
                               Bangor, Maine 04401
                ________________________________________________
                               Emera Incorporated
                (Name of top registered holding company parent of
                          each applicant or declarant)
                ________________________________________________

                                Richard J. Smith
                     Corporate Secretary and General Counsel
                                   Emera Inc.
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada
                                     B3J 2W5
                 _______________________________________________
                     (Name and address of agent for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

                                 Markian Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                                   Suite 1200
                           Washington, D.C. 20009-5728
                              Phone (202) 986-8000
                               Fax (202) 986-8102


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

     This Post-Effective Amendment No. 4 restates Post-Effective Amendment Nos. 3 and 2, filed on May 11, 2004 and April 10, 2003, respectively. The Form U-1 Application/Declaration in this proceeding was originally filed in File No. 70-9787 on November 6, 2000 and was amended and restated by Pre-effective Amendment No. 4, filed October 3, 2001. On March 4, 2002, Emera Inc. filed Post-Effective Amendment No. 1 in File No. 70-9787. Post-Effective Amendment No. 1 describes the proposed arrangements for the provision of services among the Emera system companies and seek certain relief under Section 13 of the Public Utility Holding Company Act of 1935 and Rule 83 thereunder. The subject of Post-Effective Amendment No. 1 is separate and distinct from the relief requested in Post-Effective Amendment Nos. 2, 3 and 4.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

Introduction

     By order dated October 1, 2001, the Commission granted the application/declaration of Emera Incorporated ("Emera") to acquire the outstanding common stock of Bangor Hydro-Electric Company ("BHE") and its public-utility subsidiary companies (the "Merger") under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001) ("Merger Order"). In the Merger Order, the Commission also granted Emera financing, affiliate transaction and other authorizations necessary to operate a registered holding company system in accordance with the Act.

     Following issuance of the Merger Order, Emera's indirect wholly-owned Delaware subsidiary, BHE Holdings Inc. ("BHE Holdings"), acquired the common stock of BHE. BHE Holdings is a wholly-owned subsidiary of Emera US Holdings Inc. ("Emera US"), which is wholly-owned by Emera. On October 11, 2001, Emera, Emera US and BHE Holdings registered as holding companies under the Act.

The Proposed Tax Allocation Agreement

     In the Merger Order, the Commission reserved jurisdiction over a proposed Tax Allocation Agreement ("TAA"), provided as Exhibit M-1 to the Application and restated in this amendment, pending completion of the record. Emera, Emera US, BHE Holdings and the other applicants identified below (collectively, the "Applicants") are filing this post-effective amendment to supplement the record with regard to the proposed TAA and to request that the Commission release jurisdiction over this matter and authorize the proposed TAA. The agreement and the statutory basis for its authorization are discussed in detail in Item 3, below.

     In the Merger Order the Commission also reserved jurisdiction, pending completion of the record, over (1) the proposal to form an Emera service company subsidiary, (2) the proposed acquisition by BHE of a 50% interest in a joint venture that will develop a second 345 kilovolt transmission line to New Brunswick, Canada, and (3) the retention of the gasoline products business of Emera Fuels Inc. Emera requests that the Commission continue to reserve jurisdiction over these items, pending completion of the record.

The Applicants

     The Applicants are the companies in the Emera system organized in the U.S. All the Applicants are wholly owned directly or indirectly by Emera, unless otherwise noted. The Applicants include Emera US and BHE Holdings, registered holding company subsidiaries, BHE, an electric public utility company subsidiary, Bangor Var Co., an exempt electric utility holding company, and several non-utility subsidiaries. The non-utility subsidiary applicants are identified below: (1) Bangor Energy Resale Inc., a subsidiary of BHE, permits BHE to use a power sales agreement as collateral for a bank loan; (2) Bangor Fiber Company, Inc., a subsidiary of BHE, owns and leases fiber optic communications cable; (3) Bangor Line Company, a subsidiary of BHE, constructs and maintains transmission and distribution lines and provides engineering services; (4) CareTaker, Inc. a subsidiary of BHE, formerly provided security alarm services and is now inactive; (5) The Pleasant River Gulf Improvement Company, an inactive subsidiary of BHE, was engaged in water improvement; (6) The Sebois Dam Company, an inactive subsidiary of BHE, improved the navigation of certain of the Sebois waters entering the Piscataquis River; (7) East Branch Improvement Company ("EBIC"), a 60% owned inactive subsidiary of BHE, formerly provided water storage services for hydroelectric facilities; (8) Godfrey's Falls Dam Company, an inactive wholly-owned subsidiary of EBIC, holds rights that would permit future water storage development in the basin of the East Branch of the Penobscot River; and (9) The Sawtelle Brook Dam & Improvement Company, an inactive wholly-owned subsidiary of EBIC, controls certain water rights in the basin of the East Branch of the Penobscot River.

Rule 54 Analysis

     The proposed transaction is also subject to Rule 54, which refers to Rule
53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an exempt wholesale generator ("EWG") unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or foreign utility companies ("FUCOs") in determining whether to approve other transactions if Rules 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Emera's "aggregate investment" in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, was CDN $830.6 million (US $657.2 million), or 257.1% of Emera's "consolidated retained earnings" (as defined in Rule 53(a)) at September 30, 2004 (CDN $392.9 million, US $255.6 million). Emera has no other FUCO or EWG investments.

     Rule 53(a)(2): Emera maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Emera will cause each US-organized EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Emera will cause each foreign-organized EWG and FUCO that is a majority-owned subsidiary to maintain its financial statements in accordance with US GAAP or Canadian GAAP and will reconcile Canadian GAAP statements to US GAAP in the same manner as required by Form 20-F if these statements are provided to the Commission. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of BHE will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Emera will submit copies of filings made with the Commission seeking authorization to invest in EWGs or FUCOs to the Maine Public Service Commission, the state regulatory commission having jurisdiction over the retail rates of BHE.

     In addition, as explained below, none of the adverse conditions specified in Rule 53(b) exists. Emera provided a detailed explanation of its compliance with Rule 53(c) in its application in SEC File No. 70-10227, Pre-effective Amendment No. 2 (filed June 30, 2004) which is hereby incorporated by reference. The application was authorized by Commission order dated June 30, 2004, Holding Co. Act Release No. 27865 ("June Order").

     The June Order authorized Emera to invest up to $2 billion in EWGs and FUCOs through October 30, 2004, in addition to its pre-existing investment in NSPI./1 Emera has not made any investment in EWGs and FUCOs since the issuance of the June Order. In addition, Emera's financial condition has remained stable. Accordingly, there should be no adverse conclusions drawn from Emera's current level of EWG and FUCO investment.

     Any EWG and FUCO investments would not have a substantial adverse impact upon the financial integrity of Emera and will not have an adverse impact on any utility subsidiary of Emera or on the ability of the Maine Public Utilities Commission ("MPUC") to protect the customers of such subsidiaries. The general financing commitments incorporated into the June Order assure that Emera will remain financially sound, in particular the 30% minimum capitalization standard and the investment grade debt rating standard assure that any securities issued for purposes of financing an EWG or FUCO investment would be consistent with an appropriate capital structure. In addition, BHE has also committed to maintain a minimum 30% equity capitalization ratio. Further, the MPUC has full authority to monitor BHE and its relationship with Emera and to take corrective action should it find that the affiliation has an adverse impact on BHE or its customers.

______________
1 The June Order reserved jurisdiction over various financing transactions proposed by the Emera group from October 30, 2004 through June 30, 2007, pending completion of the record. By order dated October 29, 2004, Holding Co. Act Release No. 27906, the Commission released jurisdiction over the financing transactions described in the June Order; permitting them through June 30, 2007.

     Various financial indicators demonstrate Emera's financial strength. Emera's financial condition is largely attributable to the performance of its single largest asset, the stock of NSPI. Emera and NSPI's long-term debt are rated investment grade, BBB+ and BBB+, by Standard & Poor's, respectively. Emera's capital structure as of September 30, 2004 included 40.2% equity, 7.4% non-controlling interest (reflecting the consolidated preferred stock of NSPI and BHE), 48.9% long-term debt and 3.5% short-term debt. BHE's capital structure as of September 30, 2004 included 54.5% equity, 0.2% preferred stock, 40.4% long-term debt and 4.9% short-term debt.

     The table below compares the net income of Emera and NSPI over the last 3 years.

--------  ----------------------  ----------------------  ----------------------
                  Emera                    NSPI
                 ($CDN mm)               ($CDN mm)          NSPI as % of Emera
--------  ----------------------  ----------------------  ----------------------
As of
Dec. 31    2001    2002    2003    2001    2002    2003    2001    2002    2003
--------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Net
Income     114.2    83.6   129.2   105.1    86.1   112.1   92.0%  103.0%   86.8%
--------  ------  ------  ------  ------  ------  ------  ------  ------  ------

The table illustrates that NSPI has a history of stable earnings and that, as Emera's principal subsidiary, NSPI has contributed significantly to the financial soundness of the Emera group./2 Further, none of the conditions in Rule 53(b) exist. Neither Emera nor any of its subsidiaries with assets having a book value exceeding an amount equal to 10% or more of Emera's consolidated retained earnings, has been the subject of a bankruptcy or similar proceeding. The average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10% from the average for the previous four quarterly periods. And lastly, in the previous fiscal year, Emera has not reported operating losses, exceeding 5% of Emera's consolidated retained earnings, attributable to its direct or indirect investments in EWGs and FUCOs.

______________
2 Emera's consolidated net earnings for the nine months ended September 30, 2004 were CDN $98.4 million, of which CDN $82.3 million or 83.6% were attributable to NSPI.

     The market data provided below demonstrates that the securities markets share the view that Emera is financially sound.

------------------------------------------------------------------------------------------------------------------
                                                         Emera's Market to Book Value
---------------------------- -------------------------------------------------------------------------------------
At:                            September 30, 2004      December 31, 2003    December 31, 2002   December 31, 2001
---------------------------- ---------------------- ----------------------- ------------------ -------------------
                                    $CDN mm                 $CDN mm              $CDN mm            $CDN mm
---------------------------- ---------------------- ----------------------- ------------------ -------------------
Market value of equity                     1,935.8                 1,932.4            1,730.2             1,629.7
---------------------------- ---------------------- ----------------------- ------------------ -------------------
Book value of equity                       1,341.0                 1,312.6            1,332.0             1,181.4
---------------------------- ---------------------- ----------------------- ------------------ -------------------
Ratio of market to book
value (times)                                 1.44                    1.47               1.30                1.38
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                         Emera's Price/Earnings Ratio
---------------------------- -------------------------------------------------------------------------------------
At:                            September 30, 2004      December 31, 2003    December 31, 2002   December 31, 2001
---------------------------- ---------------------- ----------------------- ------------------ -------------------
                                     $CDN                    $CDN                 $CDN                $CDN
---------------------------- ---------------------- ----------------------- ------------------ -------------------
Basic earnings per share                     0.91*                    1.20               0.85                1.20
---------------------------- ---------------------- ----------------------- ------------------ -------------------
Ratio of price to earnings                   19.56                   14.88              18.88               13.86
------------------------------------------------------------------------------------------------------------------

* For the year through September 30, 2004.

For all the foregoing reasons, Rule 53(c) is therefore satisfied.

ITEM 2.   FEES, COMMISSIONS, AND EXPENSES

     The incremental fees, commissions and expenses incurred or to be incurred in connection with this Amendment are estimated at not more than $15,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

Introduction

     Emera financed the cash consideration paid to BHE shareholders by issuing CDN $314 million (US $200 million) of bank debt. Emera used the proceeds of the bank debt to acquire US $78 million of Emera US common stock and US $122 million of Emera US debt. These funds were on-loaned to BHE Holdings in exchange for preferred shares./3 BHE Holdings used the proceeds of the financing to acquire the common stock equity of BHE from its shareholders. As of December 31, 2003, the aggregate outstanding principal balance of debt incurred by Emera US to finance the BHE acquisition was US $122.5 million. In the future, the capitalization of the intermediate holding companies holding BHE (i.e., presently Emera US and BHE Holdings) may be refinanced or restructured, but the relief requested in this application is limited to the initial principal amount of the debt incurred by Emera to acquire BHE (i.e., US $200 million) plus any related refinancing costs. Applicants expect that the annual interest expense incurred by Emera US and BHE Holdings in connection with the debt incurred to finance the BHE acquisition will be approximately CDN $14 million (US $9 million) per year.

     The companies in Emera's US group; Emera US, BHE Holdings, BHE, and BHE's direct and indirect subsidiary companies (but not including Maine Electric Power Co.) (the "Group"), will file a consolidated income tax return. The expense, principally interest costs, of the debt incurred by Emera US and BHE Holdings to fund the acquisition of BHE ("Acquisition Indebtedness")/4 will offset part of the Group's consolidated taxable income and, consequently, reduce the overall tax liability of the Group. The financing cost deductions related to the Acquisition Indebtedness should reduce the Group's consolidated tax liability by approximately US $3.6 million in each of the years 2002, 2003 and 2004, assuming a 40% tax rate on the estimated consolidated taxable income of the Group.

     The TAA to be entered into among the Group companies describes the manner of allocating the benefits and burdens associated with the filing of consolidated income tax returns. It would apply to consolidated income tax returns filed by the Group for periods subsequent to the consummation of the Merger. Because the TAA is an agreement for the allocation of US federal and state tax liabilities, Emera and its Canadian-organized subsidiaries would not be parties to the TAA.

______________
3 The notional amount of the preferred shares is effectively treated as debt for tax purposes.

4 As defined in Section 1.1 of the proposed tax allocation agreement, the term Acquisition Indebtedness also includes debt incurred by Emera for the purpose of refinancing the indebtedness related to the acquisition of BHE and refinancing-related costs.

     The TAA allocates the benefits and burdens associated with the filing of consolidated income tax returns by the Group to the members ("Members"). The allocation method under the TAA is designed to comply with US Treasury Regulations under the Internal Revenue Code of 1986 as amended (the "Code"), and with Rule 45(c) under the Act. Notably, Emera US is permitted under the TAA to be reimbursed for the tax benefit associated with the financing cost deductions on Acquisition Indebtedness. Because the TAA may be deemed not to comply with the requirements of Rule 45(c)(5) in that limited respect, specific authorization for the TAA was sought in Emera's initial application for authorization to acquire BHE and is now being sought in this post-effective amendment. BHE Holdings is a subsidiary of Emera US and is treated as such under Rule 45(c)(5) and under the TAA. Like other subsidiaries in the US group, the TAA provides that BHE Holdings may retain the benefit, and must bear the burden of, its tax attributes, such as its income, losses, deductions and credits.

The Allocation Methodology of Emera US' Proposed Tax Allocation Agreement

     The TAA specifies the methodology to be followed in allocating tax liability payments and payments for the use of tax benefits among the Members. The TAA apportions the federal consolidated tax liability of the Group among the Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(1) of the Code. The general effect of this method is that the consolidated tax liability of the Group is apportioned among the members of the Group according to the ratio that each Member's separately computed taxable income, for companies that have a taxable income, bears to the Group's taxable income. Then the method allocates an additional amount (the "Tax Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its separate return tax liability over the amount allocated to such Member in the first step. The total of the Tax Benefit Amounts allocated to Members is paid to the Members that had items of deduction, loss or credits to which such Tax Benefit Amount is attributable.

     A registered holding company will generally have significant expenses from managing the businesses that it holds (even disregarding acquisition debt interest expenses) and little offsetting income since it is not directly engaged in businesses./5 Emera US's expenses create tax benefits that reduce the Tax Benefit Amount paid by its subsidiaries. For this reason, for all subsidiaries with separate taxable incomes, the Tax Benefit Amount plus the Member's portion of the consolidated Group tax liability will generally be less than the Member's separate tax liability. To make sure that a Member does not pay more than its separate tax liability as a result of participating in the filing of a consolidated tax return, the TAA provides that the Tax Benefit Amount allocated to any Member should be up to, but not greater than, the excess, if any, of the Member's separate return liability less that Member's share of the consolidated tax liability.

     The TAA provides that Emera US would receive payment for tax benefits attributable to the Acquisition Indebtedness. It is this aspect of the TAA may be considered to differ from the allocation method specified by Rule 45(c). Under Rule 45(c)(5), all associate companies with taxable income, and hence a positive allocation of tax liability, are required to pay the amount allocated. In addition, subsidiary companies with tax benefits, and hence a negative allocation, must receive current payment of their corporate tax credits. The term "associate company" includes a holding company and all of its subsidiaries, whereas the term "subsidiary company" is generally understood to exclude holding companies./6 Applicants seek an order authorizing the TAA to avoid any question about whether it complies with Rule 45(c).

     Emera US will have responsibility for the preparation of consolidated tax returns and managing payments made under the TAA. Tax Benefit Amount payments made to Members contributing tax benefits to the consolidated return will be made at approximately the same time the related payments of consolidated group tax are made to the appropriate taxing authorities.

Statutory Basis for the Regulation of Tax Allocation Agreements

     Applicants request that the Commission authorize the TAA under Sections 12(b) and 12(f) of the Act. Section 12(b) of the Act states that a registered holding company or subsidiary

______________
5 In the event that Emera US had net taxable income rather than the typical case where it would be expected to have a net loss, Emera US also would pay its tax liability in the manner computed for all other Members, except that it wound not be able to recoup previous net operating losses.

6 As noted above, although BHE Holdings is an intermediate holding company, it is a subsidiary of Emera US and it would be treated as a subsidiary company under Rule 45(c)(5) and the TAA.

company thereof may not "lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."

     Section 12(f) of the Act states that a registered holding company or subsidiary company thereof may not "negotiate, enter into or take any step in the performance of any transaction not otherwise unlawful under this title, with any company in the same holding company system or with any affiliate of a company in such holding company system in contravention of such rules, regulations or orders regarding reports, accounts, costs, maintenance of competitive conditions, disclosure of interest, duration of contracts, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules and regulations thereunder."

     Rule 45(c) under the Act was adopted under Section 12 to regulate tax allocation agreements because they could involve implicit loans, extensions of credit or indemnities7 and because they had been used by holding companies to exploit utility companies through the misallocation of consolidated tax return benefits.8 Rule 45(c) prescribes a method of allocating tax liability and sharing consolidated tax return savings that is designed to prevent misallocations that would be detrimental to utility subsidiaries and consumers. As a safe harbor rule, Rule 45(c) does not address all possible situations or allocation methods. It merely provides an accepted method that the Commission has found to be consistent with the Act.

     The TAA provides that the tax benefits related to Acquisition Indebtedness may be retained by Emera US. The Acquisition Indebtedness is non-recourse to BHE or the other Group

______________
7 Adoption of Amendment to Rule Governing Allocation of Consolidated Income Taxes Among Member Companies of Registered Holding Company Systems, Rule U-45(b)(6), Holding Co. Act Release No. 12776 (January 12, 1955).

8 Allocation of Consolidated Federal Income Tax Liability By Registered Holding Companies and their Subsidiaries, Holding Co. Act Release No. 21767 (October 29,
1980) ("Rule 45(c) Proposing Release").

members. Because Emera US is legally obligated for the payment of the interest expense, Emera US should properly retain the related tax benefits. Accordingly, Applicants seek an order of the Commission releasing jurisdiction and authorizing the TAA.

The Commission Should Authorize the Proposed Agreement Under Section 12 of the
Act

     The Commission may authorize a tax allocation agreement by order under
Section 12 of the Act if it finds that the agreement is necessary or appropriate in the public interest or for the protection of investors or consumers and does not circumvent the provisions of the Act and the rules thereunder. The TAA complies with the fundamental principle followed by the Commission in the regulation of such agreements. In particular, the TAA satisfies the separate return limitation; that no Member pay more under the agreement than such Member's separate return tax liability.

     The separate return limitation has been the bedrock of the Commission's policy in this area for 60 years. In 1941, the Commission adopted an amendment to Rule U-45 to exempt a loan, extension of credit or an agreement of indemnity arising out of a joint tax return filed by a holding company and its subsidiaries./9 Rule U-45(b)(6) conditioned the exemption upon the assumption by the top company in the group of the primary responsibility for the payment of any tax liability involved, subject to the right to contribution of the several members of the group in an amount not exceeding as to any company that percentage of the total tax which the individual tax of such company (if paid under a separate return) would bear to the total amount of individual taxes for all members of the group, for the particular tax period. At its inception therefore, Rule U-45(b)(6) established the fundamental principle of the separate return limitation.

     In 1955, in response to the Commission's directive to make further study of the subject of tax allocation, the SEC staff proposed, and the Commission adopted, further amendments to Rule 45(b)(6)./10 The amendments required a tax agreement to allocate the consolidated tax liability by either of two methods prescribed in the Internal Revenue Code. One method allocated the consolidated tax based on the proportion of taxable income attributable to each member and the

______________
9 Holding Company Act Release No. 2902 (July 23, 1941).

10 Holding Company Act Release No. 12776 (Jan. 12, 1955).

other method allocated the consolidated tax based on the proportion of each member's separate return tax to the aggregate separate return tax of all the group members. The amendment also reaffirmed the principle that the allocations could not violate the separate return limit and, if excess tax would have been allocated to a subsidiary company but for the separate return limit, that the excess liability would be allocated among the other members of the group, including the holding company, in direct proportion to the tax savings of each member.

     In 1981, Rule 45(b)(6) was revised for the last time and redesignated Rule 45(c)./11 This revision was meant to eliminate the numerous declarations and Commission orders which had been necessary because Rule 45(b)(6) did not adequately address the case in which one or more operating companies in the system suffers a loss. The allocation methods in Rule 45(b)(6) had been interpreted to require sharing of tax liabilities and savings exclusively among group companies with actual separate return tax liabilities or positive income. Consequently, loss companies had been excluded from receiving the benefit of their losses.

     The Rule 45(c) Proposing Release observed that oil and gas exploration subsidiaries often produced substantial losses, especially in the early years of operation, because large up-front development expenses were immediately deductible, while the income producing oil and gas production occurs significantly later. The Commission considered it unfair to give the benefit of losses generated by one company to another company in the group without payment.

     The Acquisition Indebtedness that generated the tax benefits that Emera US seeks to receive payment for under the TAA is clearly identifiable to, and clearly an obligation of, Emera US. It is not backed by the credit of the other Members. BHE has not pledged its assets as collateral to secure the Acquisition Indebtedness, it has not guaranteed the debt, nor is it obligated to pay interest or principal payments to service the Acquisition Indebtedness. The Acquisition Indebtedness was used to acquire the equity securities of BHE. The interest expense incurred by Emera US continues to accrue whether or not BHE has net income or a net loss. Lastly, if net operating losses incurred by Emera US as a result of the Acquisition Indebtedness

______________
11 Holding Company Act Release No. 21968 (Mar. 18, 1981) ("Rule 45(c) Adopting Release").

are used in the consolidated return, Emera US would be precluded from carrying over the loss to future periods.

     This view of the Acquisition Indebtedness is consistent with the position taken by the Commission's accounting staff under Staff Accounting Bulletin 54, Question 3. In that bulletin, the staff was asked how to present subsidiary B's financial statements where holding company A had borrowed funds to acquire substantially all of subsidiary B's common stock. Subsidiary B had subsequently filed a registration statement to issue equity or debt and the question presented was whether subsidiary B's new basis ("push down") financial statements should include holding company A's debt related to its purchase of subsidiary B. The staff responded:

          The staff believes that Company A's debt, related interest expense, and allocable debt issue costs should be reflected in Company B's financial statements included in the public offering (or an initial registration under the Exchange Act) if: (1) Company B is to assume the debt of Company A, either presently or in a planned transaction in the future; (2) the proceeds of a debt or equity offering of Company B will be used to retire all or part of Company A's debt; or (3) Company B guarantees or pledges its assets as collateral for Company A's debt.

          Other relationships may exist between Company A and Company B, such as the pledge of Company B's stock as collateral for Company A's debt. While in this latter situation, it may be clear that Company B's cash flows will service all or part of Company A's debt, the staff does not insist that the debt be reflected in Company B's financial statements providing that there is full and prominent disclosure of the relationship between Companies A and B and the actual or potential cash flow commitment. . .

     Under these standards, the Acquisition Indebtedness is clearly an obligation of Emera US and not an obligation of the other Members. Consequently, the tax benefit related thereto should be permitted to be retained by Emera US. The Commission reached the same conclusion in its order authorizing the parent holding company of National Grid's US corporate group to retain the tax benefits related to acquisition debt incurred in the merger with New England Electric System ("NEES")./12 "In addition, because the NEES Group has no obligation with respect to the

______________
12 National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000).

Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement."/13

     The proposed tax allocation agreement is substantially similar to the tax allocation agreement authorized by the Commission in the National Grid order referenced above, and re-authorized in the Commission's order authorizing National Grid's merger with Niagara Mohawk Holdings, Inc./14 The Commission staff also issued similar orders by delegated authority permitting Progress Energy, Inc. (and other registered holding companies) to retain the tax benefit of acquisition debt incurred in connection with the financing of Progress Energy's acquisition of Florida Progress Corp./15 The extensive precedent in this area strongly supports a determination by the Commission to release jurisdiction over, and authorize, the proposed TAA.

     To keep the Commission informed of the effect of the TAA on the Group, Emera was required in the Commission's order authorizing the Merger (and the June Order authorizing the Emera group's financing program) to provide the following supplemental information in its Annual Report on Form U5S:

     a. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by Emera (or one of the Intermediate Holding Companies): (i) as a result of any Merger-related debt, and (ii) as a result of any other income source or expense;

     b. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, including BHE and its domestic nonutilities, showing all of Emera's interest costs and any assumptions used in the calculation;

______________
13 Id. at 71.

14 National Grid Group plc, Holding Co. Act Release No. 27490 (January 16,
2002).

15 Progress Energy, Inc., Holding Co. Act Release No. 27522 (April 18, 2002). See also, AGL Resources Inc., Holding Co. Act Release No. 27781 (Dec. 23, 2003); Energy East Corp., Holding Co. Act Release No. 27643 (Jan. 28, 2003); and Pepco Holding Inc., Holding Co. Act Release No. 27553 (July 24, 2002).

     c. A description of how any Merger-related debt flows through all Intermediate Holding Companies;

     d. A description of the amount and character of any payments made by each Intermediate Holding Company to any other Emera System company during the reporting period; and

     e. A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

The foregoing reporting requirement will be eliminated and in its place the following reporting requirement would be substituted. Emera will include in its certificate under Rule 24 in SEC File No. 70-10227, for the reporting period that includes the filing of the consolidated tax return:

(1) A detailed analysis provided in tabular form that describes the Acquisition Indebtedness by issue, amount and maturity date (for example, as applicable, the table would show the issuer, interest rate, type/name of security, CUSIP, issue date, maturity, and principal amount of each component of the Acquisition Indebtedness) and describes any repayment or refinancing of Acquisition Indebtedness, and

(2) Detailed tax work sheets showing the allocation of the consolidated tax group's Federal income tax liability among the Emera US consolidated group.

Conclusion

     The proposed TAA is substantially the same in all material respects as the tax allocation agreements previously authorized by the Commission cited above. It is consistent with Rule 45(c), even though it allows Emera US to retain the tax benefit associated with the Acquisition Indebtedness. The TAA is also consistent with Section 12 of the Act, the general investor, consumer and public interest standards of the Act, and with the policy reasons underlying the Commission's adoption of Rule 45(c), in particular, the separate return limit and the matching principle. The proposed TAA presents no novel issues under the Act and the Commission staff may release jurisdiction and authorize the TAA by delegated authority.

     For all these reasons, the Commission should authorize Applicants' proposed tax allocation agreement.

ITEM 4.   REGULATORY APPROVAL

     BHE is subject to the regulation of the MPUC. The MPUC has jurisdiction over certain agreements among affiliates, primarily involving the exchange of goods and services. Because this transaction does not involve the exchange of goods and services, it does not appear to require MPUC approval. A copy of the application has been provided to the MPUC for informational purposes. Other than as stated above, no state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE

     The Commission is respectfully requested to issue the authorization requested herein forthwith. The requisite notice under Rule 23 with respect to this transaction was published on May 29, 2001 (Holding Co. Act Release No. 27409).


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

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

F-4  Opinion of Counsel (previously filed).

M-1  Form of Tax Allocation Agreement (revised).

     B.   Financial Statements

Not applicable

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.


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

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this post-effective amendment to their Application to be signed on their behalf by the undersigned thereunto duly authorized.

-----------------------------------  -------------------------------------------
Date:  December 22, 2004             Emera Incorporated

                                     By: /s/ Richard J. Smith
                                         --------------------
                                     Name: Richard J. Smith
                                     Title: Corporate Secretary and General
                                     Counsel

-----------------------------------  -------------------------------------------
Date:  December 22, 2004             Emera US Holdings Inc.
                                     BHE Holdings Inc.


                                     By: /s/ A. Michael Burnell
                                         ----------------------
                                     Name: A. Michael Burnell
                                     Title: President and Secretary

-----------------------------------  -------------------------------------------
Date:  December 22, 2004             Bangor Hydro-Electric Company
                                     Bangor Var Co. Inc.
                                     Bangor Energy Resale Inc.
                                     Bangor Fiber Co. Inc.
                                     Bangor Line Co.
                                     CareTaker, Inc.
                                     The Pleasant River Gulf Improvement Co.
                                     The Sebois Dam Co.
                                     East Branch Improvement Co.
                                     Godfrey's Falls Dam Co.
                                     The Sawtelle Brook & Dam Improvement Co.

                                     By: /s/ Richard J. Smith
                                         --------------------
                                     Name: Richard J. Smith
                                     Title: Corporate Secretary

-----------------------------------  -------------------------------------------

                                  Exhibit Index

M-1  Form of Tax Allocation Agreement (revised).

                                       21